ADMINISTRATION SERVICE AGREEMENT*

Schedule B

FEES AND EXPENSES*

Annual fee for each fund listed on Schedule A is the greater of $40,000 or

10 basis points or 0.10% on the first $100 million of net assets

8 basis points or 0.08% on next $150 million of net assets

6 basis points or 0.06% on net assets greater than $250 million of the fund plus out-of-pocket expenses which include, but are not limited to:

Postage, Courier and Stationery	Travel (as requested by the Fund)
Programming, Special Reports	Expenses related to Board of Directors’ meetings
Proxies, Insurance	Auditing and legal expenses
EDGAR filing fees	Blue Sky conversion expenses (if necessary)
Retention of records	NASDAQ charges
Federal and State regulatory filing fees	All other out-of-pocket expenses
Certain insurance premiums

Fees are billed monthly.

STATE REGISTRATION (BLUE SKY) FEES:

The fees enumerated above include the initial state registration, renewal and maintenance of registrations (as detailed in Paragraph 1(l) DUTIES OF THE ADMINISTRATOR) for three (3) states. Each additional state registration requested will be subject to the following fees per fund:

                       Initial registration                    $295.00

                       Registration renewal               $150.00

                       Sales reports (if required)        $  25.00

All special reports and/or analyses requested by the Company, shall be subject to an additional charge, agreed upon in advance, based upon the following rates:

GFS Senior Staff        $150.00 per hour

GFS Junior Staff        $ 75.00 per hour

MIS Staff                  $200.00 per hour

*As amended December 12, 2006

Attested to and Agreed by Boyar Asset Management, Inc.:  ___/s/ Mark Boyar__________